SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: June 2003

                                   Disco S.A.
                      ------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                      ------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                      ------------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-964-8017
                                                      ----------------

                                    001-14292
                      ------------------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                        ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                               ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 5, 2003, Disco S.A. (the "Company") submitted a letter to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") informing the Bolsa that pursuant to ongoing litigation, 97,142,370 ordinary shares of the Company held by Koninklijke Ahold N.V. and Disco Ahold International Holdings N.V. have been attached (the "Letter to the Bolsa"). An unofficial English translation of the Letter to the Bolsa is attached hereto as
Exhibit 1.

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
                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Disco S.A.


Date: June 11, 2003                     By:  /s/ Lucas Gerardus Baptist de Jong
                                           -------------------------------------
                                           Name:  Lucas Gerardus Baptist de Jong
                                           Title: Vice President acting as
                                                  President

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
                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description

1.        Unofficial English translation of the Letter to the Bolsa.

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
                                                                       Exhibit 1

                                              City of Buenos Aires, June 5, 2003

Buenos Aires Stock Exchange
(Bolsa de Comercio de Buenos Aires)
By Hand


We hereby inform you that Disco S.A. has taken notice of the attachment of 197,142,370 ordinary book-entry shares issued by Disco S.A. held by Koninklijke Ahold N.V. and Disco Ahold International Holdings N.V., up to the sum of US$16,266,399.66.

Said attachment was ordered in case No. 6,047/03, lawsuit No.80,525 "SOTELO BUENAVENTURA, Ruben vs. Banco Montevideo S.A. re/ formal request" at Argentine Commercial Court No.8, Secretary No.15.

Yours sincerely,

Lucas Baptist de Jong
Vice President acting as President

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